Bradley Pharmaceuticals, Inc. was founded in 1985 as a specialty pharmaceutical company and markets to niche physician specialties in the U.S. and 38 international markets. Bradley’s success is based upon strategically expanding from an Acquire, Enhance and Grow to an In-License, Develop and Bring to Market business model: In-license phase II and phase III drugs with long-term intellectual property protection; Develop these products and submit completed clinical studies to the FDA for NDA approvals and commercialization; Bring to Market these patent-protected brands to fill unmet needs and leverage Bradley’s marketing and sales expertise to increase shareholder value. Bradley Pharmaceuticals is comprised of Doak Dermatologics, specializing in therapies for dermatology and podiatry; Kenwood Therapeutics, providing gastroenterology, OBGYN, respiratory and other internal medicine brands; and A. Aarons, which markets authorized generic versions of Doak and Kenwood therapies.

Please visit Bradley Pharmaceuticals web site at: www.bradpharm.com

Bradley Pharmaceuticals common stock is listed on the NYSE under the symbol BDY.

A VOTE FOR COSTA BRAVA
IS A VOTE FOR LOST SHAREHOLDER VALUE

Fairfield, NJ—October 24, 2006— Bradley Pharmaceuticals, Inc. (NYSE: BDY) issued the following open letter to Bradley shareholders.

Dear Fellow Bradley Shareholders:

The Annual Meeting of Bradley Pharmaceuticals shareholders is fast approaching. To ensure that your vote is counted, we urge you to call in your vote or vote on line by following the instructions on the WHITE proxy card that you previously received. If you have any questions or need any help in voting, please call 1-866-856-2826. If you have already voted the blue card, it is not too late to change and vote the WHITE card. We think it is critical that in making your decision that you understand Costa Brava’s poor history in adding value to the companies they target.

Costa Brava’s track record demonstrates that when it has tried to play the role of “activist investor,” it has done more harm than good. A review of its record suggests that Seth Hamot and his associates are short-term investors, using lawsuits and rhetoric to serve their self-interests at the expense of other shareholders. The following examples of their “experience” show that Costa Brava has a poor track record of enhancing the fundamental value of target companies, demonstrates little interest in the welfare of other shareholders and lacks experience applicable to Bradley or any specialty pharmaceutical company.

1)	Telos Corporation: Costa Brava has taken a stake in Telos’ preferred stock and has agitated for the company to pay Costa Brava millions of dollars in dividends. During the period of Costa Brava’s investment, Telos’ financial position has continued to deteriorate and according to Telos’ management, the payment of the dividends demanded by Costa Brava would put Telos in financial jeopardy. John B. Wood, chief executive of Telos, recently told The Washington Post: “We have activist hedge funds who use the cloak of corporate governance to litigate their returns. We as a company have a responsibility and a duty to protect the interest of all of our stakeholders, and not give a priority of one group over another group.”

2)	Riscorp: Costa Brava took an opportunistic stake in a company plagued by problems, including the company’s CEO being convicted and imprisoned for bribing government officials. Costa Brava assisted in the sale of the company back to the then paroled CEO. This example further supports the fact that Costa Brava does not have relevant experience and demonstrates its desire for its own financial gain, not in building long-term shareholder value.

3)	TechTeam Global: In May 2006, Costa Brava was given four seats on TechTeam’s board after a period of agitation highlighted by lawsuits and rhetoric. After these board seats were given to Costa Brava as part of a settlement, Costa Brava forced TechTeam to pay Costa Brava’s legal fees of more than $600,000 and TechTeam’s stock has dropped dramatically.

4)	Western Power & Equipment Corp.: In February 2006, Western Power announced that it had sold 8.5% of its outstanding shares of common stock to Costa Brava. The proceeds from this deal were meant to help bring financial stability to the company. Since then, however, Western Power’s share price has plunged 60%.

5)	Huntsman Polymers: In 2002, Costa Brava attempted to force Huntsman Polymers Corp. into bankruptcy because the $8.5 billion company missed a single bond payment. Costa Brava held less that 1% of Huntsman’s total debt, an investment of approximately $1 million. The bankruptcy court dismissed Costa Brava’s involuntary bankruptcy petition, which Huntsman Polymers called “completely without merit.”

Costa Brava’s track record shows that it does little to enhance shareholder value and that it acts in its own self-interest. We believe the decision to engage in this proxy fight has to do with Costa Brava’s self-promotion and a concern over paying its mounting legal bills. It is important that Bradley shareholders understand that your vote could cost you and your fellow shareholders more than the $850,000 in fees and expenses to be paid to Costa Brava if its board nominees are elected.

In contrast to Costa Brava’s poor track record, Bradley Pharmaceuticals, under the leadership of the current Bradley Board of Directors, has continued to deliver strong financial performance:

1)	Since 2000, Bradley has averaged annual Net Sales growth of 50% and posted annual Net Profits for five consecutive years

2)	For the First Half 2006, Net Sales were up 17% and Net Income was up more than 110%

3)	Bradley’s stock value has increased more than 80% and has significantly out-performed the specialty pharmaceutical sector YTD

4)	Since 2001, as reported by Reuters, Bradley has averaged financial performance ratios that out-pace the pharmaceutical industry in Sales Growth, Earnings Per Share Growth, Gross Margin, Operating Margin, Net Profit Margin, Return on Equity, Return on Investment and Return on Assets

Our nominees, Robert Whitehead, Thomas Stagnaro and William J. Murphy, each has more than 25 years of experience in either specialty pharmaceuticals or accounting and will add tremendous expertise to our Board.

Costa Brava and its agents will not be an asset to Bradley Pharmaceutical’s Board, they will be a risk. Your Board of Directors strongly urges you to vote the WHITE proxy card to protect your investment in Bradley. We strongly urge you not to return any proxy card sent to you by Costa Brava.

Sincerely,
The Board of Directors of Bradley Pharmaceuticals, Inc.

Daniel Glassman
Chairman of the Board

P.S. Bradley has a long history of delivering shareholder value, and this success cannot be compromised by a small activist hedge fund with self-serving interests. We ask for your vote and the return of the WHITE proxy card to support Bradley and its nominees so the Company can maintain the momentum of our recent success.

YOU MAY CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR WHITE PROXY CARD. WE ENCOURAGE YOU TO VOTE BY PHONE OR INTERNET TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. PLEASE VOTE TODAY. If you have previously voted a proxy sent to you by Costa Brava Partnership III L.P., you may revoke that proxy by executing a later dated WHITE proxy using any of the methods listed above.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor.

Georgeson, Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers (212) 440-9800
Stockholders Call Toll-Free (866) 856-2826

The Company’s Annual Meeting of Stockholders is scheduled for Thursday, October 26, 2006 at 9:00 a.m. Eastern Time, at the offices of Morrison & Foerster LLP in New York City. Bradley strongly urges stockholders to return their signed WHITE proxy card and to elect the Company’s slate of directors and reject the Costa Brava/Hamot proposals. The Company strongly urges stockholders not to return any Costa Brava proxy card that they may receive.

Additional Information

On September 29, 2006, Bradley filed with the SEC and began mailing to its stockholders a notice of annual meeting and a definitive proxy statement, together with a WHITE proxy card that can be used to elect our independent director nominees and to vote upon all the proposals expected to be presented at the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF BRADLEY ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRADLEY AND THE 2006 ANNUAL MEETING OF STOCKHOLDERS. Stockholders can obtain additional copies of the notice of annual meeting and proxy statement, including the WHITE proxy card, and other documents filed by Bradley with the SEC when they become available, by contacting Bradley at Bradley Pharmaceuticals, Inc., Investor Relations, 383 Route 46 West, Fairfield, NJ 07004-2402, or by telephone at (973) 882-1505, ext. 313. Copies of the proxy materials may also be requested by contacting our proxy solicitor, Georgeson, Inc., toll-free at 1-866-856-2826. In addition, documents filed with the SEC by Bradley are available free of charge at the SEC’s website at http://www.sec.gov.

Bradley, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of Bradley’s security holders in connection with its 2006 Annual Meeting of Stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the definitive proxy statement.

Safe Harbor for Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Bradley expects, believes or anticipates will or may occur in the future, such as sales and earnings estimates, other predictions of financial performance, timing of payments on indebtedness, launches by Bradley of new products, market acceptance of Bradley’s products, timing and repurchases of shares of common stock, and the achievement of initiatives to enhance corporate governance and long-term shareholder value. Forward-looking statements are based on Bradley’s experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond Bradley’s control. These risks and uncertainties include Bradley’s ability to: estimate sales; comply with the restrictive covenants under its credit facility; refinance its credit facility, if necessary; access the capital markets on attractive terms or at all; favorably resolve the pending SEC informal inquiry and file required financial statements with the SEC in a timely manner; remediate its material weaknesses in its internal controls; maintain sales of its products; successfully acquire, develop, integrate, or sell new products, including POLYPHENON® E Ointment when and if approved by the FDA and the products incorporating the delivery systems to be developed by Polymer Science; or effectively react to other risks and uncertainties described from time to time in Bradley’s SEC filings, such as fluctuation of quarterly financial results, estimation of product returns, chargebacks, rebates and allowances, concentration of customers, reliance on third party manufacturers and suppliers, litigation or other proceedings (including the pending class action, shareholder derivative lawsuits and controversies or proceedings arising out of the current proxy contest), government regulation, stock price volatility and ability to achieve strategic initiatives to enhance long-term shareholder value. Further, Bradley cannot accurately predict the impact on its business of the approval, introduction, or expansion by competitors of generic or therapeutically equivalent or comparable versions of Bradley’s products or of any other competing products. In addition, actual results may differ materially from those projected. Bradley undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.